

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 11, 2008

Mr. Rahul Gandhi, Chief Financial Officer
Pluris Energy Group Inc.
Suite 2703 – 550 Pacific Street
Vancouver, British Columbia CANADA V6Z 3G2

> **Re:** **Pluris Energy Group Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for Fiscal Quarters Ended March 31, June 30 and**
> **September 30, 2008**
> **Filed May 19, August 14 and November 18, 2008**
> **File No. 0-25579**

Dear Mr. Gandhi:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Our Current Business, page 4

1. In this section, you have described your business as a development and production company focused on producing oil and gas reserves. You make further references to these or similar terms throughout your filing. For example,

you discussing replacing your oil and gas reserves and your current production on page 14, when it does not appear that you have any proved oil or gas reserves or production. Refer to Regulation S-X Rule 4-10(a) for oil and gas producing activities, which defines the terms "development costs" and "proved oil and gas reserves". Please revise your filing to remove any reference to the terms "development", "reserves", and similar wording with regard to your current oil and gas activities that indicates you currently have proved reserves or are engaged in development of proved reserves. See our website at http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm for further guidance.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Acquisitions of interest in Cerro Negro Concession, page 6

2.   We note the agreement for this acquisition requires that you make a payment of $21,000,000 in installments, and that you must obtain a bank guarantee for this amount prior to closing. Revise your discussion to disclose the status of your efforts to obtain this financing and guarantee as of the latest practical date prior to filing this form. Refer to Regulation S-K Item 303(a)-(b) and related instructions, which requires a discussion and analysis of material events and uncertainties known to management that would have an impact on future operations that have not had an impact in the past.

3.   The agreement calls for you to close this transaction within 150 days, and you have issued an $840,000 bond to be transferred to CSRL in the event you do not perform under this agreement. Tell us your accounting policy for this bond should its transfer to CSLR be deemed probable under Statement of Financial Accounting Standards 5, and the facts and circumstances you would consider in evaluating the requirements of this standard.

Website

4.   We have seen on your website disclosure language which would not be allowed in a document filed with the SEC. Examples of such disclosures would be statements regarding "probable," "possible," "known" or "recoverable" reserves among others. See http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm for further guidance.

        If you continue to make references on your website or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language in bold type:

> "Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms {in this press release/on this web site}, such as [identify the terms], that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form XX, File No. X-XXXX, available from us at [registrant address at which investors can request the filing]. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or from the SEC's website at http://www.sec.gov/edgar.shtml".

5.   We note your website contains disclosure about adjacent or other properties on which your company has no right to explore or develop. It would be helpful for you to include the following cautionary language along with such information:

> "This website contains information about adjacent properties on which we have no right to explore or develop. We advise investors that the SEC's guidelines strictly prohibit information of this type in documents filed with the SEC. Investors are cautioned that oil and gas reserves on adjacent properties are not indicative of oil and gas reserves on our properties."

Please indicate the location of this disclaimer in your response.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551- 3761, or Sandra Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief